UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36724
CUSIP Number: 47973J102

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________

PART I – REGISTRANT INFORMATION

The Joint Corp. ________________________________________________________________________
Full Name of Registrant

N/A_________________________________________________________________________________
Former Name if Applicable

16767 N. Perimeter Drive, Suite 110_______________________________________________________
Address of Principal Executive Officer (Street and Number)

Scottsdale, Arizona 85260_______________________________________________________________
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have determined that we are unable, without unreasonable effort or expense, to file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period for the reasons described below.

On July 30, 2025, we filed a Current Report on Form 8-K with the SEC disclosing that our Chief Financial Officer, following discussions with the members of the Audit Committee of our Board of Directors and in consultation with BDO USA, P.C (“BDO”), our independent registered public accounting firm, concluded that each of (i) our previously issued audited financial statements as of and for the year ended December 31, 2024 included in our Annual Report on Form 10-K for the year ended December 31, 2024 and (ii) our previously issued unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (collectively, the “Previously Issued Financial Statements”) contain material errors and should be restated. The identified errors relate to the previously recorded impairment on the carrying values of company-owned or managed clinics classified as held for sale and included in discontinued operations. We are also evaluating the impact of the identified errors on our internal control over financial reporting and disclosure controls and procedures. Although the evaluation is not yet complete, we expect it will result in a material weakness in our internal control over financial reporting and will conclude that our disclosure controls and procedures were ineffective during the applicable periods related to the Previously Issued Financial Statements.

We are continuing to work diligently, with the assistance of BDO, to determine the degree to which the identified errors will affect our Previously Issued Financial Statements and to restate the Previously Issued Financial Statements, which is necessary for BDO to complete its quarterly review procedures related to the Form 10-Q. We intend to file the Form 10-Q on or before the fifth calendar day following its prescribed due date.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Scott J. Bowman	(205)	746-9113
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of the Anticipated Change

We are currently in the process of, but have not yet completed, our review to determine the degree to which the identified errors will affect our Previously Issued Financial Statements. Based on our preliminary review, we expect the following estimated impact:

•For the year ended December 31, 2024, the correction for the impairment on assets held for sale is expected to result in a reduction of previously reported loss from discontinued operations before income taxes of approximately $2.2 million. As a result, the total impact of this adjustment for the year is an estimated $2.2 million decrease in net loss for the year ended December 31, 2024 and an estimated $2.2 million increase in the carrying value of assets held for sale reported in discontinued operations current assets for the period then ended. This adjustment is not expected to have any impact on Adjusted EBITDA for the year ended December 31, 2024, nor on cash, cash equivalents, or restricted cash as of that date.

•For the period ended March 31, 2025, the correction for the impairment on assets held for sale is expected to result in an increase of previously reported income from discontinued operations before income taxes of approximately $0.5 million. As a result, the total impact of these adjustments is an estimated $0.5 million increase in net income for the quarter ended March 31, 2025 and an estimated cumulative $2.7 million increase in the carrying value of assets held for sale reported in discontinued operations current assets for the period then ended. This adjustment is not expected to have any impact on Adjusted EBITDA for the three months ended March 31, 2025, or on cash, cash equivalents, or restricted cash as of that date.

We intend to file, as soon as practicable, an amended Annual Report on Form 10-K/A and an amended Quarterly Report on Form 10-Q/A, which will contain the restated Previously Issued Financial Statements.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements, including expectations about the timing of the completion and filing of the Form 10-Q, Form 10-K/A, and Form 10-Q/A and the anticipated impact and effects of the identified errors on the Previously Issued Financial Statements, are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements, and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, our inability to identify and recruit enough qualified chiropractors and other personnel to staff our clinics, due in part to the nationwide labor shortage and an increase in operating expenses due to measures we may need to take to address such shortage; inflation, leading to increased labor costs and interest rates, as well as changes to import tariffs, may lead to reduced discretionary spending, all of which may negatively impact our business; our failure to profitably operate company-owned or managed clinics; our failure to refranchise as planned; short-selling strategies and negative opinions posted on the internet, which could drive down the market price of our common stock and result in class action lawsuits; our failure to remediate future material weaknesses in our internal control over financial reporting, which could negatively impact our ability to accurately report our financial results, prevent fraud, or maintain investor confidence; and the factors described in our filings with the SEC, including in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 14, 2025 and subsequent filings with the SEC. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

The Joint Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	8/11/2025	By:	/s/ Scott J. Bowman
Scott J. Bowman
Chief Financial Officer